SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING BRUSSELS CHICAGO DALLAS GENEVA HONG KONG LONDON	787 SEVENTH AVENUE NEW YORK, NEW YORK 10019 TELEPHONE 212 839 5300 FACSIMILE 212 839 5599 www.sidley.com Founded 1866	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT NUMBER (212) 839-5458		WRITER’S E-MAIL ADDRESS mschmidtberger@sidley.com

October 26, 2005

Karen J. Garnett (Mail Stop 4561) Assistant Director United States Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549

Re:	DB Commodity Index Tracking Fund
DB Commodity Index Tracking Master Fund
Pre-Effective Amendment No. 4 to Registration Statement, filed on
October 26, 2005, File No. 333-125325

Dear Ms. Garnett:

Thank you for your comment letter of October 13, 2005 addressed to Kevin Rich of DB Commodity Services LLC (the “Managing Owner”) regarding the captioned registration statement for DB Commodity Index Tracking Fund (the “Fund”) and DB Commodity Index Tracking Master Fund (the “Master Fund”). This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. Capitalized terms used but not defined in this letter have the meaning given in the prospectus forming a part of the registration statement.

General

1.	We note the disclosure of your redemption procedures. More specifically, we note that on any business day an Authorized Participant may place an order to redeem one or more baskets. Please tell us the process by which Authorized Participants may create baskets for redemption. In particular, please advise as whether Authorized Participants will solicit shares from individual shareholders to create baskets for redemption.

Ms. Karen J. Garnett

October 26, 2005

Response:

An Authorized Participant may create or assemble one or more Baskets for purposes of effectuating a redemption by acquiring Shares on the Amex. Alternatively, an Authorized Participant may redeem Shares comprising a Basket conveyed to such Authorized Participant for such purpose by one or more customers or clients of such Authorized Participant for the account of such customer or client.

Redemptions are expected to occur when the trading price per Share on the Amex is lower than the Net Asset Value per Share in the expectation of exploiting the resulting arbitrage opportunity and having the effect of bringing the trading price per Share back into alignment with Net Asset Value per Share. In light of the expectation of a broad, deep and liquid market for Shares on the Amex, we submit that an Authorized Participant would be unlikely to solicit Shares from individual shareholders in order to create or assemble Baskets for redemption, as such an activity would be expected to require the payment of a premium over the trading price in respect of the Shares being acquired or assembled, which would be irrational activity on the part of an Authorized Participant in light of the availability of Shares on the Amex at a lower price, as it would reduce the value of the arbitrage opportunity that motivates the redemption in the first place.

We recognize, however, that a solicitation to acquire Shares from investors by an Authorized Participant with a view to creating or assembling a Basket for redemption could implicate the tender offer rules and, in particular, Regulation 14E (but not Rule 13e-4, which applies only to issuer tender offers) under the Securities Exchange Act. However, compliance with such rules and regulations would be the responsibility of the Authorized Participant in question, not the Fund (except to the extent the Fund has obligations to react to the commencement of a tender offer for its Shares, for example, pursuant to Rule 14e-2) which, for the reasons articulated in our responses to Comment No. 3 from your letter of July 22, 2005 and Comment No. 4 from your letter of August 25, 2005, is not engaged in an issuer tender offer within the meaning of Rule 13e-4. Authorized Participants are not acting as agents of the Fund in connection with the redemption of Shares in Baskets but rather are acting for their own account or for the account of their customers or clients.

Prospectus Cover Page

2.	We note your additional disclosure regarding sales by Authorized Participants to new investors. Please expand this disclosure to address the manner in which these sales will be priced. Provide similar clarification on page 1 of the prospectus summary and in the Plan of Distribution section. Also, please revise the pricing table to indicate, if true, that the net asset value price per share will apply only to sales made to the Authorized Participants.

Ms. Karen J. Garnett

October 26, 2005

Response:

We have expanded the disclosure on the prospectus cover page, page 1 of the prospectus summary and in the Plan of Distribution section to address the manner in which sales by Authorized Participants to other investors will be priced. We have revised the pricing table to indicate that the price per Share shown in both rows of the pricing table applies only in respect of sales made by the Fund to Authorized Persons in Baskets in connection with creations and that investors who acquire Shares from Authorized participants will pay a price that is expected to reflect, among other factors, the trading price of the Shares on the Amex and the supply of and demand for Shares at the time of sale, but not to exceed the trading price of the Shares on the Amex at the time of sale.

Investment Objective, page 3

3.	Please tell us the basis for your expectation that costs and ongoing expenses of the Fund will be lower than the costs and expenses associated with other currently available collective investments linked to commodity performance.

Response:

We have deleted the statement of our expectation in this regard.

Reports to Shareholders, page 51

4.	Please specifically identify the reports that will be provided to shareholders, including those reports required by the Securities and Exchange Commission’s rules and regulation. Please include similar disclosure on page 75, “Recent Financial Information and Annual Reports.”

Response:

We have revised the disclosure to reflect the fact that investors will receive an annual report as required by the Commission’s rules and regulations. However, as discussed between Jim Munsell of this office and Michael McTiernan of your office by phone on Friday, October 21, the Fund currently is seeking relief from certain reporting requirements normally applicable under the Part 4 rules of the CFTC. Consequently, the Managing Owner prefers to avoid more specific disclosure in light of current uncertainty as to exactly what the Fund’s reporting requirements will be. The Managing Owner expects to obtain certainty in respect of the Fund’s reporting obligations prior to the effectiveness of the registration statement.

Material U.S. Federal Income Tax Considerations, page 60

5.	We note your response to prior comment 14. Please tell us why counsel cannot provide a qualified opinion with respect to the Fund’s status as a grantor trust. Considering that the Fund intends to take the position that it is a grantor trust,

Ms. Karen J. Garnett

October 26, 2005

this appears to be material to investors. In addition, please revise the disclosure to discuss the reasons for uncertainty regarding the Fund’s status as a grantor trust.

Response:

As noted in the disclosure under “Material U.S. Federal Income Tax Considerations,” the Fund could be classified alternatively as a grantor trust, a disregarded entity or a partnership for federal income tax purposes. The use of a grantor trust in the proposed master feeder structure is designed to allow the Master Fund, which is a commodity pool required to provide information on Form 1065, Schedule K-1, to report income in a manner more similar the information other ETF investors typically receive on Form 1099. The grantor trust characterization has not been selected because it would provide a better or different tax result for investors than either a disregarded entity or a partnership. The investor’s timing of income or loss recognition and character of income would be the same regardless of which of the three possible classifications were to apply. For this reason, we feel that the inclusion of a qualified opinion on the Fund’s classification as a grantor trust is not appropriate and, in fact, that such an opinion would give the false impression to prospective Shareholders that there is a material tax issue at stake. To emphasize and clarify the fact that reclassification of the Fund would not materially alter the tax consequences to a Shareholder of investing in the Fund, we have added the following disclosure to the discussion under “Status of the Fund”:

“If the Fund were to be treated as a disregarded entity, Shareholders would be treated as directly owning a proportionate share of the Fund’s partnership interest in Master Fund and would take into account their allocable share of Master Fund tax items, a result identical to that described above for treatment of the Fund as a grantor trust. If the Fund were classified as a partnership, Fund Shareholders would be treated as owning interests in a holding partnership whose only investment is an equity interest in the Master Fund. Because ownership of the Fund and Master Fund will be identical (except for the small equity interest of the Managing Owner in the Master Fund), the tax years of the two partnerships would always be the same and Shareholders in the Fund would look through to the assets and tax items of the Master Fund when determining their federal income tax liability for any particular tax year. This tax treatment is, likewise, the same as if the Fund were characterized as a grantor trust. The only impact a reclassification of the Fund would have on Shareholders is the manner in which their annual share of tax items related to the underlying Master Fund assets is reported to them.”

Plan of Distribution, page 72

6.	Please disclose that the difference between the price paid by Authorized Participants acting as underwriters and the price paid by investors to such Authorized Participants will be deemed underwriting compensation.

Ms. Karen J. Garnett

October 26, 2005

Response:

We have added a statement disclosing that the difference between the price paid by Authorized Participants acting as underwriters and the price paid by investors to such Authorized Participants may be deemed underwriting compensation.

While the Form of Participant Agreement is silent as to the price at which an Authorized Participant will resell Shares created in Baskets by such Authorized Participant to its customers and clients, it is the expectation of the Managing Owner that commercial considerations will tend to cause Authorized Participants, when creating Baskets for the account of a client or customer of the Authorized Participant, to resell such Shares at Net Asset Value per Share. Because Shares may be created only in Baskets, only sophisticated customers or clients with substantial assets will transact directly with Authorized Participants to acquire Shares through the creation of Baskets. Such customers or clients we expect are unlikely to tolerate any markup by their broker, beyond ordinary commissions. Additionally, because it is expected that there will be numerous Authorized Participants, competitive considerations should put continuous downward pressure on any such markups.

*    *    *

If you have any further questions or comments, please do not hesitate to call me at 212 839 5458 or call my associate, Jim Munsell, at 212 839 5609.

Very truly yours,

/s/ Michael J. Schmidtberger
Michael J. Schmidtberger

Enclosure

cc:	Kevin Rich

Gregory Collett

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